Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

August 31, 2021

David L. Orlic, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Exchange Listed Funds Trust (File Nos. 333-180871 and 811-22700)

Dear Mr. Orlic:

This letter responds to comments relating to Post-Effective Amendment No. 211 (“PEA No. 211”) to the registration statement on Form N-1A of Exchange Listed Funds Trust (the “Registrant”). PEA No. 211 was filed on July 1, 2021 for the purpose of reflecting revisions to the investment objectives and principal investment strategies of the QRAFT AI-Enhanced U.S. Large Cap ETF, QRAFT AI-Enhanced U.S. Large Cap Momentum ETF, and QRAFT AI-Enhanced U.S. High Dividend ETF (the “Funds”). For ease of reference, set forth below are your comments followed by the Registrant’s responses. Unless otherwise noted, capitalized terms have the same meaning as those contained in PEA No. 211.

1.	Comment. Please provide the completed fee table, expense example, and performance table for each Fund at least five business days before the registration statement becomes effective.

Response. Registrant represents that the requested information has been provided under separate cover.

2.	Comment. Please note that any comment given to one Fund that is applicable to another Fund should be reflected accordingly.

Response. Registrant acknowledges the comment.

Morgan, Lewis & Bockius llp
1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

August 31, 2021

3.	Comment. With respect to the QRAFT AI-Enhanced U.S. Large Cap ETF, please advise how the Fund determined that $4 billion is an appropriate minimum for a large cap fund.

Response. Registrant represents that the Fund’s strategy considers the top 20% of U.S. listed companies by market capitalization to be large cap companies and that $4 billion is the low end of that band of companies.

4.	Comment. Please clarify the two references to “300 to 350” companies in the second paragraph of the QRAFT AI-Enhanced U.S. Large Cap ETF’s principal investment strategy. Should the second reference be changed to a lower range so that there is a narrowing of the pool of investments?

Response. Registrant represents that the language has been revised to clarify that both references to 300 to 350 companies refer to the same pool of investments.

5.	Comment. Please consider reordering the principal risks of the Fund so that the most significant risk is disclosed first (see ADI 2019-08).

Response. Registrant notes that alphabetically ordering the principal risks allows shareholders to more easily and quickly locate particular risk disclosure within the list of risks and provides for easier comparison of risks across funds. Registrant also notes that Form N-1A does not require a particular method of listing a fund’s principal risks. Therefore, Registrant respectfully declines to reorder the principal risks at this time.

6.	Comment. With respect to the performance table of the QRAFT AI-Enhanced U.S. Large Cap Momentum ETF, please add the parenthetical required by Form N-1A relating to the index’s performance information (i.e., “reflects no deduction for [fees, expenses, or taxes]”).

Response. Registrant represents that the requested disclosure has been added.

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If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum